BARRICK GOLD CORPORATION Brookfield Place, TD Canada Trust Tower Suite 3700, 161 Bay Street P.O. Box 212 Toronto, Ontario M5J 2S1 Canada	Tel: 416.861.9911 Fax : 416.861.2492

August 3, 2018

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attention:	Craig Arakawa Accounting Branch Chief Office of Beverages, Apparel and Mining Securities and Exchange Commission

Re:	Barrick Gold Corporation Form 40-F for the Fiscal Year Ended December 31, 2017 Filed March 26, 2018 File No. 001-09059

Dear Mr. Arakawa:

We hereby acknowledge receipt of the comment letter dated June 26, 2018 (the “Comment Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Annual Report on Form 40-F for the fiscal year ended December 31, 2017 (the “40-F”).

We submit this letter in response to the Comment Letter.  For ease of reference, we have reproduced the text of the comment in bold-face type below, followed by our response.  Terms used but not defined herein have the meanings set forth in the 40-F.

RESPONSES TO STAFF COMMENT

Form 40-F for the Fiscal Year Ended December 31, 2017

Exhibit 99.3 – Financial Statements

Note 4 – Acquisitions and Divestitures, page 116

1.
We note your disclosure regarding the sale of 25% of Cerro Casale and the establishment of a new partnership with Goldcorp that you account for as a joint operation.  Please address the following points:

•
Tell us whether the sale of 25% of your interest resulted in a loss of control over the operation of Cerro Casale and if you have applied the provisions of paragraph 25 of IFRS 10 in your accounting for this transaction.  To the extent you do not believe a loss of control occurred, please provide the basis for your conclusion and accounting literature that supports your view.

Response: The sale of 25% of our interest in the Cerro Casale Project did result in a loss of control on June 30, 2017. We went from a position of control, with a 75% ownership interest in the Cerro Casale Project, to a jointly controlled 50% ownership interest in a newly formed joint operation.  Upon the loss of control, we applied IFRS 10 paragraphs 25 (a), (b), and (c). We derecognized the net assets of the Cerro Casale Project, recognized a gain of $193 million, and remeasured our retained interest in the newly formed Cerro Casale joint operation at fair value at the date control was lost. There was no gain or loss on remeasurement under paragraph 25 (b) as we had recorded an impairment reversal of $1.12 billion in the first quarter of 2017, remeasuring our 75% interest to the fair value implicit in the agreement.

Upon review of your question and our corresponding disclosure relating to the sale of 25% of our interest in the Cerro Casale Project, we have noted that discussion surrounding the loss of control would have been beneficial to the users of the financial statements and we will ensure that this is included for future transactions that result in a change of control. Our second quarter 2018 note disclosure regarding the Cerro Casale transaction now reads as follows (please note, underlining is used to identify additional disclosure added to our first quarter 2018 note):

4(C) Sale of 25% of the Cerro Casale Project

On March 28, 2017, we announced an agreement with Goldcorp Inc. (“Goldcorp”) to form a new partnership at the Cerro Casale Project in Chile. The transaction closed on June 9, 2017. Under the terms of the agreement, Goldcorp agreed to purchase a 25 percent interest in the Cerro Casale Project from Barrick. This transaction, coupled with the concurrent purchase by Goldcorp of Kinross Gold Corporation’s (“Kinross”) 25 percent interest in the Cerro Casale Project, resulted in Barrick and Goldcorp each holding a 50 percent interest in the newly formed Cerro Casale joint operation. This ownership change coupled with the specific terms of the agreement caused a change in control of the Cerro Casale Project and we remeasured our retained interest in the joint operation at fair value at the date control was lost.

The total consideration received by Barrick and Kinross implied a fair value of $1.2 billion for 100 percent of the Cerro Casale Project, which resulted in a reversal of previously recorded impairment charges of $1.12 billion in the first quarter of 2017. We recognized a gain of $193 million due to the deconsolidation of the non-controlling interest in the Cerro Casale Project in the second quarter of 2017.

This joint operation is now referred to as Norte Abierto and includes the Cerro Casale, Caspiche and Luciano deposits.

•	Tell us how you considered the provisions of paragraphs 21A and B33A through B33D of IFRS 11 in determining your accounting for the new joint operation.

Response: We determined the provisions of paragraphs 21A and B33A through B33D of IFRS 11, which address the accounting for acquisitions of an interest in a joint operation that constitutes a business, were not applicable.

As part of the accounting for the acquisition of our 50% retained interest in the newly formed Cerro Casale joint operation, we considered whether the joint operation constitutes a business by applying the guidance provided under IFRS 3 Business Combinations.  Specifically, we applied the guidance provided under Appendix B, paragraph B7 of IFRS 3:

A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows:

(a) Input: Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it.

(b) Process: Any system, standard, protocol, convention or rule that when applied to an input or inputs, creates or has the ability to create outputs.

(c) Output: The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs or other economic benefits directly to investors or other owners, members or participants.

In evaluating whether the joint operation meets the definition of a business or an asset, we considered the following:

(a) Input: We determined that the Cerro Casale joint operation has inputs in the form of reserves and resources, a mining license, as well as a small number of employees.

(b) Process: We determined that the Cerro Casale joint operation did not have processes in place at the time of the transaction that could be applied to the inputs. Although the joint operation had a small number of employees, their work was limited to required activities to maintain the mining license, which were primarily administrative in nature.  There were no active operational processes to explore, evaluate, develop or extract minerals in place at the joint operation, indicating that there was a lack of processes in place from which outputs could be generated.

(c) Output: As discussed above, we determined that there were no processes in place at the joint operation that would allow for the generation of outputs as the joint operation was not actively being developed. Thus, no output existed.

The change of control to our 50% interest in the Cerro Casale joint operation was accounted for as an asset acquisition in accordance with the relevant IFRS guidance, based on our conclusion that the joint operation did not meet the definition of a business.  Thus, the provisions of paragraphs 21A and B33A through B33D of IFRS 11 were not applicable.

To provide further clarity to our financial statements based on our determination that the acquisition of our 50% retained interest in the Cerro Casale joint operation was the acquisition of an asset and not a business, we will include the following revision to Note 4(c) of our third quarter 2018 note disclosure (please note, underlining is used to identify additional disclosure added to our second quarter 2018 note):

4(C) Sale of 25% of the Cerro Casale Project

On March 28, 2017, we announced an agreement with Goldcorp Inc. (“Goldcorp”) to form a new partnership at the Cerro Casale Project in Chile. The transaction closed on June 9, 2017. Under the terms of the agreement, Goldcorp agreed to purchase a 25 percent interest in the Cerro Casale Project from Barrick. This transaction, coupled with the concurrent purchase by Goldcorp of Kinross Gold Corporation’s (“Kinross”) 25 percent interest in the Cerro Casale Project, resulted in Barrick and Goldcorp each holding a 50 percent interest in the newly formed Cerro Casale joint operation. This ownership change coupled with the specific terms of the agreement caused a change in control of the Cerro Casale Project and we remeasured our retained interest in the joint operation at fair value at the date control was lost. We determined that at the time of the transaction the Cerro Casale joint operation did not constitute a business and accordingly accounted for the transaction as an asset acquisition.

The total consideration received by Barrick and Kinross implied a fair value of $1.2 billion for 100 percent of the Cerro Casale Project, which resulted in a reversal of previously recorded impairment charges of $1.12 billion in the first quarter of 2017. We recognized a gain of $193 million due to the deconsolidation of the non-controlling interest in the Cerro Casale Project in the second quarter of 2017.

This joint operation is now referred to as Norte Abierto and includes the Cerro Casale, Caspiche and Luciano deposits.

*            *            *

We appreciate your assistance in reviewing this response letter.  Please direct all questions or comments regarding this filing to the undersigned at (416) 307-5157.

Sincerely,

/s/ Catherine P. Raw
Catherine P. Raw
Executive Vice President and Chief Financial Officer
Barrick Gold Corporation

c.c.:	Kelvin Dushnisky, President, Barrick Gold Corporation
Rich Haddock, Senior Vice President and General Counsel, Barrick Gold Corporation
Audit Committee, Barrick Gold Corporation
John Donnelly, PricewaterhouseCoopers LLP